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                                             May 3, 2006



VIA EDGAR & FACSIMILE
---------------------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Barbara Jacobs
       Assistant Director


         RE:      STELLAR TECHNOLOGIES, INC.
                  REQUEST TO WITHDRAW REGISTRATION STATEMENT ON
                  FORM SB-2, AS AMENDED
                  FILE NO. 333-126453


Dear Ms. Jacobs:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), application is hereby made by Stellar Technologies, Inc. (the "Company") to withdraw the registration statement on Form SB-2 (File No. 333-126453) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on July 7, 2005 and thereafter amended.

         The Registration Statement covers the public resale of certain outstanding shares of the Company's common stock by the selling shareholders named in the Registration Statement. The majority of the shares included in the Registration Statement are issuable upon conversion of a secured convertible note that became due on April 30, 2006. The Company plans to amend or exchange such note for a new convertible note. The balance of the shares covered by the Registration Statement are currently eligible for resale in accordance with Rule 144 under the Securities Act. For the foregoing reasons, the Company has determined not to proceed with the public registration and sale of its common stock at this time. The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

         The Company respectfully requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477. Please apply the Company's filing fee to its account with the Commission in accordance with Rule 457(p) under the Securities Act.

         The Company may undertake a private offering of its securities in reliance on Rule 155(c).

         Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions concerning our request for withdrawal please contact our counsel, Vincent A. Vietti of Fox Rothschild LLP, at 609-896-4571.

                                                    Respectfully submitted,

                                                    STELLAR TECHNOLOGIES, INC.


                                                    By: /s/ Mark G. Sampson
                                                        -----------------------
                                                        Mark G. Sampson
                                                        Chief Executive Officer


cc: Jay Ingram, Esquire